Barclays Commodities Indices	Free Writing Prospectus
Filed Pursuant to Rule 433
MONTHLY PERFORMANCE UPDATE—MAY 2012	Registration No. 333-169119
HYPOTHETICAL HISTORICAL AND HISTORICAL PERFORMANCE AS OF 5/31/2012	Jun 12, 2012

The following table provides hypothetical historical and historical index performance of the below-listed Barclays commodity indices through May 31, 2012. The inclusion of the benchmark reference indices is for comparison purposes only.

*	As used in the table below, the asterisk (“*”) denotes hypothetical historical index performance is being shown. All index performance information included in the chart below prior to the relevant index launch date is hypothetical historical information.

Index	Bloomberg Ticker	Index Launch Date*	1 Month	YTD	Past 12m	Volatility (Past 12m1)
ComBATS 6 Index ER	BCCAC06P	Jan-09	-0.60%	0.80%	0.00%	2.60%
Backwardation Alpha DJ-UBSCISM Index ER	BCCFBA3P	Sep-11	-2.60%	0.60%*	5.90%*	6.50%*
Backwardation Index ER	BCCFBKLP	Oct-10	-11.70%	-8.30%	-17.90%	16.80%
Voyager II Index ER	BCC1C3WP	Jun-10	-9.20%	-3.90%	-13.80%	13.70%
Multi Strategy Index ER	BCC1C3UP	Jun-10	-10.10%	-4.40%	-13.70%	16.90%
Pure Beta Index ER	BCC1C1PP	Oct-07	-9.90%	-5.30%	-15.40%	17.10%
Benchmarks
BCI ER	BCC1C10P	Mar-11	-10.70%	-5.10%*	-15.10%*	17.40%*
DJ-UBSCISM ER	DJUBS	Jul-98	-9.10%	-8.70%	-22.90%	16.00%
S&P GSCI® ER	SPGCCIP	Jun-91	-0.5%	5.3%	-10.7%	21.7%

[1]

Note: Volatility for each Index and each benchmark reference index is calculated based on monthly natural logarithm returns. Volatility is calculated as the square root of the product of (1) 12 and (2) the sum of squared monthly returns divided by the number of returns in the observation period.

Barclays Commodity Based Alpha Trading Strategy 6 Index Excess Return*—“ComBATS 6 Index ER”

The ComBATS 6 Index ER is designed to reflect the performance of a market neutral commodity alpha strategy involving long/short positions in 10 commodity indices. The strategy seeks to be a low volatility strategy which rebalances to fixed weights at the end of each month.

*	The ComBATS 6 Index ER has been live since January 2009. All performance information prior to January 2009 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance.

Barclays Backwardation Alpha DJ-UBSCISM Index ER*—“Backwardation Alpha DJ-UBSCISM Index ER”

The Backwardation Alpha DJ-UBSCISM Index ER is designed to reflect the performance of a market neutral commodity alpha strategy. Each month the Backwardation Alpha DJ-UBSCISM Index ER takes long positions in the 10 most backwardated commodities identified by the strategy and short positions based on the DJ-UBSCISM ER.

*

The Backwardation Alpha DJ-UBSCISM Index ER has been live since September 2011. All performance information prior to September 2011 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance.

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

Barclays Backwardation Index Excess Return*—“Backwardation Index ER”

The Backwardation Index ER is designed to deliver returns from commodity markets by seeking to target commodities identified by the strategy as having upside potential. It seeks to maximize returns by aiming to allocate to the top 10 most backwardated commodities identified by the strategy each month.

*	The Backwardation Index ER has been live since October 2010. All performance information prior to October 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance.

Barclays Voyager II DJ-UBSCISM Index Excess Return*—“Voyager II Index ER”

The Voyager II Index ER is designed to deliver absolute returns from commodity markets. It provides directionally long enhanced beta exposure during bullish markets, but switches to a market-neutral alpha allocation on a commodity-by-commodity basis if a bearish trend is detected.

*	Voyager II Index ER has been live since June 2010. All performance information prior to June 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance.

Barclays Multi-Strategy DJ-UBSCISM Index Excess Return*—“Multi Strategy Index ER”

The Multi Strategy Index ER aims to outperform the benchmark by using different enhancement methodologies for different commodities based on the individual behavior. The enhancements dynamically adjust the exposure across the commodity term structure.

*	The Multi Strategy Index ER has been live since June 2010. All performance information prior to June 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance.

Barclays Pure Beta DJ-UBSCISM Index Excess Return*—“Pure Beta Index ER”

The Pure Beta Index ER aims to track the economic value of commodities in the medium to long term. It uses a multistep process to identify an allocation point that seeks to avoid illiquid and dislocated contracts.

*	The Pure Beta Index ER has been live since October 2007. All performance information prior to October 2007 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance.

Barclays Commodity Index Excess Return*—“BCI ER”

The BCI ER is a broad, representative and diversified commodity index offered as a benchmark for commodity investors. It contains 24 commodities from 6 sectors, selected and weighted by traded dollar volume and is rebalanced annually.

*	The BCI ER has been live since March 2011. All performance information prior to March 2011 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance.

Certain Risk Considerations

An investment in any notes linked to the products described herein (the “Structured Investments”) involves significant risk. You should carefully consider the risks of an investment in any Structured Investments, including those discussed above. In addition, you should carefully consider the “Risk Factors” section in the applicable offering documentation for a particular Structured Investments offering, which describes in greater detail risk considerations relating to securities generally and describes certain additional risks that may be associated with a particular securities offering.

The Strategies employed by the Indices are not guaranteed to succeed. Each of the Barclays commodity indices and reference assets referenced above is based on the premise(s) or strategies described above. There is no assurance that any of these premises or strategies will be successful and, accordingly, no assurances can be made that any such Barclays commodity index or reference assets will appreciate during the term of any securities or products that may be linked to any such Barclays commodity indices or underlying reference assets (the “Structured Investments”). The issuance of Structured Investments should not be deemed an assurance or guarantee by Barclays Bank PLC (“Barclays”) or any of its affiliates that the level of the underlying reference asset will increase, or that the Structured Investments will generate a positive return.

The Strategies employed by the Indices are not guaranteed to succeed. Each of the Barclays commodity indices and reference assets referenced above is based on the premise(s) or strategies described above. There is no assurance that any of these premises or strategies will be successful and, accordingly, no assurances can be made that any such Barclays commodity index or reference assets will appreciate during the term of any securities or products that may be linked to any such Barclays commodity indices or underlying reference assets. The issuance of Structured Investments should not be deemed an assurance or guarantee by Barclays Bank PLC (“ Barclays”) or any of its affiliates that the level of the underlying reference asset will increase, or that the Structured Investments will generate a positive return.

Factors that may affect the Structured Investments. Unpredictable factors may affect Structured Investments linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Structured Investments or the underlying reference asset(s).

The Structured Investments will not be secured and are riskier than ordinary debt securities. The Structured Investments will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the Structured Investments may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the Structured Investments is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the Structured Investments may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the Structured Investments. The investor should be willing to hold the Structured Investments until maturity. If the investor sells the Security before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Security prior to maturity may be substantially less than the amount originally invested in the Structured Investments, depending upon the level, value or price of the reference asset at the time of the sale.

Markets may become disrupted. Local market disruptions can have a global effect. Market disruption can adversely affect the performance of a reference asset linked to the Structured Investments.

Liquidity: There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Structured Investments prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Structured Investments to maturity.

Credit of the Issuer: The types of Structured Investments detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the Structured Investments.

Credit risk. A decline in Barclays’ creditworthiness will reduce the market value of the Structured Investments. If Barclays becomes insolvent it will not be able to meet its payment obligations under the Structured Investments.

Credit ratings. A rating is not a recommendation as to Barclays’ creditworthiness or the risks, returns or suitability of the Structured Investments. Credit ratings may be lowered or withdrawn without notice.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the Structured Investments will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the Structured Investments is its “volatility”. The Structured Investments’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The Structured Investments may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The Structured Investments may carry interest rate risk. Changes in interest rates will impact the performance of the Structured Investments. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest: Barclays general trading and hedging activity may adversely affect the Structured Investments. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates may also act in various capacities or functions in relation to the Structured Investments described in this presentation. Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the structured investments and as index sponsor. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

Hedging. Barclays may at any time establish, maintain, adjust or unwind hedge positions in respect of its obligations under the Structured Investments, but it is not obliged to do so. Hedging activity may adversely affect the value of the underlying reference asset(s) and the performance of the Structured Investments.

An investment in any Structured Investments involves significant risk. You should carefully consider the risks of an investment in any Structured Investments, including those discussed above. In addition, you should carefully consider the “Risk Factors” section in the applicable offering documentation for a particular Structured Investments offering, which describes in greater detail risk considerations relating to Structured Investments generally and describes certain additional risks that may be associated with a particular Structured Investments offering.

Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue Attn: US InvSol Support, New York, NY 10019.

This document has been prepared by Barclays Bank PLC (“Barclays”) or an affiliate, for information purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

No transaction or services relating to any financial products or investments pursuant to or relating to the strategies and indices described herein (“Products”) can be consummated without Barclays’ formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary. Accordingly you must independently determine, with your own advisors, the appropriateness for you of the securities/transaction before investing or transacting. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. The value of any Product may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Products or investments of the type described herein may involve a high degree of risk and the value of such Products or investments may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. In certain transactions, counterparties may lose their investment or incur unlimited loss. This brief statement does not disclose all risks and other significant aspects in connection with transactions of the type described herein. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax or accounting considerations applicable to them.

Barclays and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding U.S. tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

THIS DOCUMENT DOES NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO AN INVESTMENT IN ANY PRODUCT. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS. INVESTORS SHOULD ONLY TRANSACT AFTER READING THE INFORMATION IN THE RELEVANT OFFERING DOCUMENT (WHICH HAS BEEN OR WILL BE PUBLISHED AND MAY BE OBTAINED FROM BARCLAYS).

Any investment decision must be based solely on information included in the relevant offering documents, such investigations as the investor deems necessary and consultation with the investor’s own legal, regulatory, tax, accounting and investment advisors in order to make an independent determination of the suitability and consequences of an investment in the Products referred to herein.

Structured securities, derivatives and options are complex instruments that are not suitable for all investors, may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Supporting documentation or any claims, comparisons, recommendations, statistics or other technical data will be supplied upon request. Please Read the http://www.optionsclearing.com/about/publications/character-risks.jsp.

Certain of the indices referenced in this document are not in any way affiliated with Barclays and the owners of those indices and their affiliates take no responsibility for any of the content within this document. This document is not sponsored, endorsed, or promoted by any of these entities or their affiliates and none of these entities make any representation or warranty, express or implied, to any member of the public regarding the accuracy of the information cited in this document.

Barclays Capital Inc., the United States affiliate of Barclays Bank PLC, accepts responsibility for the distribution of this product in the United States. Any transactions by U.S. persons in any security discussed herein must only be carried out through Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019.

© 2012, Barclays Bank PLC (All rights reserved).

S&P GSCI® Disclaimer

The S&P Marks are trademarks of Standard & Poor’s Financial Services LLC, and have been licensed for use by Barclays Bank PLC.

The above Barclays Commodity Indices and any Structured Investments “the Products” are not sponsored, endorsed, sold or promoted by Standard & Poor’s Financial Services LLC ( “S&P”) or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the Index to track general stock market performance. S&P’s and its third party licensor’s only relationship to Barclays Bank PLC “the Licensee” is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to the Licensee or Products. S&P and its third party licensors have no obligation to take the needs of the Licensee or the owners of the Products into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Products or the timing of the issuance or sale of the Products or in the determination or calculation of the equation by which the Products are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Products.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE PRODUCTS OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE PRODUCTS OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

*	The GSCI is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

DJ-UBS Disclaimer

“Dow Jones®” , “DJ” , “UBS” , “Dow Jones-UBS Commodity IndexSM / Dow Jones-UBS Commodity Index Total ReturnSM” and “DJ-UBSCISM / DJ-UBSCITRSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC (the “Licensee”).

The Licensee’s Product(s) based on the “Dow Jones-UBS Commodity IndexSM “Dow Jones-UBS Commodity IndexSM, are not sponsored, endorsed, sold or promoted by Dow Jones, UBS or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS or any of their respective affiliates, makes any representation regarding the advisability of investing in such product(s).

© 2012, Barclays Bank PLC. All rights reserved.